MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

901 NEW YORK AVENUE, N.W.                             1900 SOUTH ATHERTON STREET
SUITE 210 EAST                                                         SUITE 101
WASHINGTON, D.C.  20001                                 STATE COLLEGE, PA  16801
(202) 434-4660                                                    (814) 272-3502
FACSIMILE: (202) 434-4661                             FACSIMILE:  (814) 272-3514

JAMES C. STEWART                                     WRITER'S DIRECT DIAL NUMBER
STEWART@MALIZIALAW.COM                                            (202) 434-4671


VIA EDGAR

November 27, 2006

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         RE:      Roebling Financial Corp, Inc.
                  Form 10-KSB for Fiscal Year Ended September 30, 2005 Filed December 22, 2005
                  File Number:  000-50969

Dear Mr. Nolan:

         On behalf of Roebling Financial Corp, Inc. (the "Registrant"), we are providing the following response to the comment contained in your letter, dated November 17, 2006. For ease of reference, the comment is reproduced in full below:

         Form 10-KSB, filed on December 22, 2005
         ---------------------------------------

         Exhibit 31.1
         ------------

          1. We note inclusion of your officer certifications filed as exhibits to your filing. Please note that these certifications should be in the exact form as set forth in Item 601(b)(31) of Regulation S-B, except as otherwise indicated in Commission statements or staff interpretations. Specifically, you have not provided the required disclosures within your certifications pertaining to the design of your internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted


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MALIZIA SPIDI & FISCH, PC


Mr. John P. Nolan
November 27, 2006
Page 2


               accounting principles. As a result, please amend your filing to provide corrected certifications.

         The references to internal control over financial reporting in the introductory language to Section 4 and paragraph 4(b) were omitted from the certification in reliance on Release No. 33-8518 which specifically authorizes companies that, like the Registrant, are not accelerated filers to do so. Accordingly, the Registrant submits that an amendment should not be necessary. The Registrant will include this language in the certifications to the first annual report required to contain management's internal control reports and in all periodic reports filed thereafter.

                                    * * * * *

         Please do not hesitate to contact the undersigned if you wish to discuss the foregoing.

                                                Very truly yours,

                                                /s/James C. Stewart

                                                James C. Stewart

cc:      John Spitz, Staff Accountant
            Division of Corporation Finance
         Frank J. Travea, III, President
         Janice A. Summers, CFO
           Roebling Financial Corp, Inc.